EXHIBIT 99.1
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P R E S S   R E L E A S E
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VASOGEN INC.

CONTACT:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd.
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com
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FOR IMMEDIATE RELEASE

                    VASOGEN ANNOUNCES 2006 YEAR-END RESULTS

TORONTO, ONTARIO (JANUARY 31, 2007) -- VASOGEN INC. (NASDAQ:VSGN; TSX:VAS) today reported its financial and operational results for the fiscal year ended November 30, 2006. All dollar amounts referenced herein are Canadian dollars unless otherwise noted.

At November 30, 2006, our cash and cash equivalents, restricted cash, and marketable securities held to maturity totaled $36.8 million, compared with $85.2 million at November 30, 2005.

As of January 1, 2007, the outstanding principal balance of our convertible notes has been reduced to US$4.6 million from the US$8.2 million outstanding principal balance at November 30, 2006, as a result of the two instalment payments made since year-end. Since September 1, 2006, we have been required, under the terms of the convertible notes, to maintain a balance of cash, including restricted cash, and marketable securities equal to 110% of the convertible notes outstanding. We have satisfied this cash test at all times since it came into effect.

We incurred a net loss for the year of $66.4 million, or $0.71 per common share, compared with a net loss of $93.0 million, or $1.17 per common share, for the previous year. The loss has decreased as a result of the reduction in the costs associated with our phase III clinical programs. Included in the loss for the year are $19.2 million of non-cash expenses for stock-based compensation, amortization and certain costs associated with the convertible note financing.

In 2006, research and development expenses were $32.7 million compared to $71.5 million in 2005. The majority of the decrease in our R&D expenses, when compared with 2005, resulted from a significant reduction in the clinical trial activities relating to our phase III programs.

General and administration expenses were $19.3 million in 2006, compared to $22.1 million in 2005. These costs have decreased in 2006 as a result of the reduced level of activity required to support the current operations.

HIGHLIGHTS

CELACADE(TM) TECHNOLOGY

   o The key findings from the 2,400-patient ACCLAIM trial of our Celacade technology in chronic heart failure were presented at the World Congress of Cardiology 2006 and at the 10th Annual Scientific Meeting of the Heart Failure Society of America. We announced in June that the

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                                                    ...PAGE 2, JANUARY 31, 2007



        ACCLAIM study did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total patient population; however, this endpoint was met for large pre-defined subgroups. In patients with NYHA Class II heart failure at baseline, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39%. Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% in patients with no prior history of heart attack at baseline. Consistent with the impact of Celacade on the risk of mortality and morbidity in major subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life for the entire study population. Celacade was shown to be well tolerated in the ACCLAIM patient population, who were receiving standard-of-care medications for heart failure, including diuretics, beta-blockers, and ACE-inhibitors; there were no significant between-group differences for any serious adverse events.


   o In March 2006, the results of the SIMPADICO trial were presented at the 55th Annual Scientific Session of the American College of Cardiology. While the study did not reach the primary endpoint of change in maximal treadmill walking distance, therapy using our Celacade technology significantly reduced high sensitivity C-reactive protein, a pre-specified secondary endpoint and a widely recognized marker of systemic inflammation associated with increased cardiovascular risk, including heart failure, stroke, and heart attack.

VP025

   o In May 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes with diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. These findings were presented at the Scientific Sessions of the Association for Research in Vision and Ophthalmology (ARVO) Annual Meeting.

CORPORATE

   o On March 22, 2006, following our annual meeting of shareholders, Terrance H. Gregg succeeded William R. Grant as Chairman of our Board of Directors. Mr. Gregg joined Vasogen's Board of Directors in 1999. Mr. Gregg's extensive experience in the healthcare sector includes his role as President and Chief Operating Officer of MiniMed, Inc., where he successfully transformed the company from a development-stage therapeutic device company into a global leader in diabetes management systems. In 2001, Medtronic acquired MiniMed for US$3.4 billion.

   o In January 2006, Ronald M. Cresswell, Ph.D., Hon. D. Sc., F.R.S.E., former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Calvin R. Stiller, C.M., O.ONT, M.D., F.R.C.P.(C.), co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, were appointed to our Board of Directors. Both individuals have considerable experience directing the research, development, and business initiatives of companies commercializing products for the healthcare industry. Dr. Cresswell has over 30 years of research and commercial development experience in cardiovascular and other important therapeutic areas and his vision and leadership in the development of Lipitor(R) was instrumental in the product's ultimate success. Dr. Stiller was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.


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                                                    ...PAGE 3, JANUARY 31, 2007



   o In November 2006, we raised US$20.3 million in gross proceeds through the sale of our common shares and warrants to institutional investors.

   o Further to our press release issued on August 11, 2006, regarding our listing on the NASDAQ Global Market, we are planning to apply to transfer our listing to the NASDAQ Capital Market.


As previously announced, a conference call will be conducted on January 31, 2007, at 4:30 p.m. Eastern Time. The conference call may be accessed by calling 416-695-6130 or 1-888-789-0150 ten minutes prior to the call. An audio web cast of the event will also be available at WWW.VASOGEN.COM. A re-broadcast of the conference call may be accessed by calling 416-641-2130 or 1-888-330-1923, pin code 9115#, and will also be available at WWW.VASOGEN.COM.


ABOUT VASOGEN:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. Vasogen's Celacade(TM) technology is in late-stage development for the treatment of chronic heart failure. The recently completed phase III ACCLAIM trial assessed the impact of Celacade on reducing the risk of mortality and morbidity in patients with Class II-IV systolic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders.VP025 is the lead product candidate from this new class of drugs.

Certain statements contained in this press release, the upcoming conference call and webcast, or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.



The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management's Discussion and Analysis for the year ended November 30, 2006, are accessible on Vasogen's web site at WWW.VASOGEN.COM and will be available on SEDAR and EDGAR.


                    FINANCIAL STATEMENTS ARE PROVIDED BELOW.

                                                    ...PAGE 4, JANUARY 31, 2007


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2006 and 2005

=========================================================================================================
                                                                              2006               2005
---------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash and cash equivalents                                             $  30,427          $  50,521
     Restricted cash                                                           6,403                 --
     Marketable securities                                                        --             22,999
     Clinical supplies                                                         1,211              1,862
     Tax credits recoverable                                                   1,327              1,130
     Prepaid expenses and deposits                                             1,384              1,623
     Accrued gain on forward exchange contracts                                   --                703
---------------------------------------------------------------------------------------------------------
                                                                              40,752             78,838

Restricted cash                                                                   --             11,701
Property and equipment                                                           615              1,121
Acquired technology                                                              253                506
Deferred financing costs                                                         150              2,645
---------------------------------------------------------------------------------------------------------
                                                                           $  41,770          $  94,811
=========================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable                                                      $   3,369          $   5,733
     Accrued liabilities                                                       5,067             20,554
     Current portion of senior convertible notes payable                       8,754             16,659
     Accrued loss on forward exchange contracts                                   --                763
---------------------------------------------------------------------------------------------------------
                                                                              17,190             43,709

Senior convertible notes payable                                                  --             18,795

Shareholders' equity:
     Share capital:
         Authorized:
              Unlimited common shares, without par value
         Issued and outstanding:
              156,651,342 common shares (2005 - 82,255,374)                  344,217            295,007
     Stock options                                                            10,713              8,466
     Equity component of senior convertible notes payable                      1,639              7,985
     Warrants                                                                 11,390              5,345
     Contributed surplus                                                       7,995                223
     Deficit                                                                (351,374)          (284,719)
---------------------------------------------------------------------------------------------------------
                                                                              24,580             32,307
---------------------------------------------------------------------------------------------------------
                                                                           $  41,770          $  94,811
=========================================================================================================

                                                    ...PAGE 5, JANUARY 31, 2007


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

================================================================================================================
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                           Years ended November 30,               November 30,
                                                  2006               2005               2004              2006
----------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development            $      32,732      $      71,421     $       51,794     $     228,681
     General and administration                 19,251             22,126             15,852           105,172
     Foreign exchange (gain) loss                  104               (719)             8,288             8,993
----------------------------------------------------------------------------------------------------------------

Loss before the undernoted                     (52,087)           (92,828)           (75,934)         (342,846)

Interest expense on senior
   convertible notes payable                      (930)              (344)                 -            (1,274)

Accretion in carrying value of
   senior convertible notes payable             (7,824)            (1,742)                 -            (9,566)

Amortization of deferred financing
   costs                                        (2,495)              (408)                 -            (2,903)

Loss on extinguishment of senior
   convertible notes payable                    (4,995)                 -                  -            (4,995)

Investment income                                1,971              2,274              1,384            12,015
----------------------------------------------------------------------------------------------------------------

Loss for the period                            (66,360)           (93,048)           (74,550)         (349,569)

Deficit, beginning of period:
     As originally reported                   (284,719)          (187,665)          (113,115)           (1,510)
     Impact of change in
       accounting for stock-based
       compensation                                  -             (4,006)                 -                 -
----------------------------------------------------------------------------------------------------------------
     As restated                              (284,719)          (191,671)          (113,115)           (1,510)

Charge for acceleration payments
   on equity component of senior
   convertible notes payable                      (295)                 -                  -              (295)

----------------------------------------------------------------------------------------------------------------
Deficit, end of period                   $    (351,374)     $    (284,719)    $     (187,665)    $    (351,374)
================================================================================================================

Basic and diluted loss per
   common share                          $       (0.71)     $       (1.17)    $       (1.07)
================================================================================================================

                                                    ...PAGE 6, JANUARY 31, 2007


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

=====================================================================================================================
                                                                                                       Period from
                                                                                                       December 1,
                                                                                                           1987 to
                                                               Years ended November 30,               November 30,
                                                      2006               2005               2004              2006
---------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
     Loss for the period                       $   (66,360)       $   (93,048)       $   (74,550)     $   (349,569)
     Items not involving cash:
         Amortization                                  782                589                463             5,657
         Accretion in carrying value
           of senior convertible notes
           payable                                   7,824              1,742                  -             9,566
         Amortization of deferred
           financing costs                           2,495                408                  -             2,903
         Loss on extinguishment of senior
           convertible notes payable                 4,995                  -                  -             4,995
         Stock-based compensation                    3,083              3,615                455            11,590
         Common shares issued
           for services                                 36                  -                  -             2,485
         Unrealized foreign exchange
           loss (gain)                                 (65)              (542)             8,278             8,977
         Other                                           -                  -                  -               (35)
     Change in non-cash operating
       working capital                             (17,158)            12,634              9,542             4,486
---------------------------------------------------------------------------------------------------------------------
                                                   (64,368)           (74,602)           (55,812)         (298,945)

Financing activities:
     Shares and warrants issued for cash            23,106             52,502             76,913           309,013
     Warrants exercised for cash                         -                  -                  -            16,941
     Options exercised for cash                          -                627              1,300             7,669
     Share issue costs                              (2,221)            (3,720)            (5,625)          (23,206)
     Issue (repayment) of senior convertible
       notes payable, net                           (3,976)            42,790                  -            39,436
     Restricted cash                                 5,298            (11,701)                 -            (6,403)
     Paid to related parties                             -                  -                  -              (234)
---------------------------------------------------------------------------------------------------------------------
                                                    22,207             80,498             72,588           343,216

Investing activities:
     Purchases of property and equipment               (23)              (490)              (816)           (2,416)
     Purchases of acquired technology                    -                  -                  -            (1,283)
     Purchases of marketable securities                (80)           (22,999)           (74,872)         (244,846)
     Settlement of forward exchange
       contracts                                      (102)            (4,732)                 -            (4,834)
     Maturities of marketable securities            23,079             67,651             59,976           240,677
---------------------------------------------------------------------------------------------------------------------
                                                    22,874             39,430            (15,712)          (12,702)

Foreign exchange loss on cash
   held in foreign currency                           (807)              (141)              (204)           (1,142)
---------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and
   cash equivalents                                (20,094)            45,185                860            30,427

Cash and cash equivalents,
   beginning of period                              50,521              5,336              4,476                 -
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                               $    30,427        $    50,521        $     5,336      $     30,427
=====================================================================================================================